Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

Frontier Communications
3 High Ridge Park
Stamford, CT 06905
203.614.5600
www.frontier.com

Contact:
Steve Crosby
SVP, Government and Regulatory Affairs
916.206.8198
steven.crosby@frontiercorp.com

Frontier Communications Highlights New Wins
in Commercial Business Sector
Commercial Team is delivering Exceptional Customer Value and Results

STAMFORD, Conn., June 29, 2010 - Frontier Communications Corporation's (NYSE: FTR) focus on the commercial market is delivering industry-leading products and services to its national customer base.

According to Pete Hayes, Frontier's Executive Vice President, Commercial Sales and Support, "Our commercial business is positioned for increased growth and profitability as Enterprise, Public Sector, Medium and Small Businesses customers seek cost-effective end-to-end solutions."  He added that the planned completion of the company's transformational transaction with Verizon Communications on July 1st will increase Frontier's service capabilities, geographic coverage and customer demand.  "Our Commercial segment has great market potential, an outstanding group of existing and potential customers and a solid business pipeline."

Hayes noted the following highlights:

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Penn Foster, based in Pennsylvania, selected Frontier to deploy Multiprotocol Label Switching (MPLS) for 63 sites. MPLS directs and carries data from one network node to the next, making it easy to create "virtual links" between distant nodes. Penn Foster, which offers programs of study via distance learning, chose Frontier for its responsiveness and the effectiveness of its design.  In a separate project, Frontier upgraded Penn Foster's communications systems to VoIP networking and application software. The company cited Frontier's committed relationship, system design/deployment, and financial flexibility as critical to its selection.

o	First Columbia Bank in Pennsylvania chose Frontier to deploy MPLS for a nine-site network. It switched to Frontier based on the company's responsiveness, design plans and value positioning.

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AICUP (Association of Independent Colleges and Universities of PA) contracted with Frontier for Internet Access and a Wide Area Network (WAN) consortium of 13 institutions of higher education in northeast and southeast Pennsylvania. The relationship has significant technological and financial benefits for the parties. Frontier was selected after an 18-month review process and the company's cooperation with AICUP's mission, the relationship between the parties and the creativity of design and funding were decisive factors.

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In Georgia, the Bulloch County School District awarded Frontier a contract to install a VoIP communications system for a network of 22 schools. The contract award took into account Frontier's responsiveness, creativity of design and relationship with the district.

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The Fairmont School District in Minnesota sought to increase its capabilities while adhering to a budget.  Frontier met its needs with a high-quality design that was an upgrade of Centrex to District Wide Communications to Premise Based VoIP.

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Consulted about 911upgrades in New York's Fulton and Montgomery counties, Frontier installed a shared 911 system that enhances communications capabilities, reduces costs and pre-positions the customers for advanced offerings. The system's geo-diversity provides critical redundancy: an outage at one 911 center means calls will be seamlessly and expeditiously picked up by the other center.

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In Arizona, Frontier worked closely with local police and emergency centers to install call processing solutions that put new PBXs at Public Safety Answering Points, bringing the latest call traffic and statistical reporting within the centers.

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Frontier installed seven Mitel 3300 PBXs for the Kingman, Arizona Unified School District, enabling 4-digit dialing throughout a district serving 7,200 students. The school district's purchase was based upon a strong relationship with Frontier's local account manager and its local operations, advanced technology and responsiveness.

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The Sunrise Ski Resort in Arizona's White Mountains, owned and operated by the White Mountain Apache Tribe, now has a Mitel 3300 phone system installed by Frontier that seamlessly links the resort's lodge and hotel.

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Frontier has agreements in place to deploy fiber-optic based Dense Wavelength Division Multiplexing (DWDM) to several enterprise-level accounts in its Rochester, New York market that will generate more than $10 million in revenue over the next few years. DWDM technology provides highly reliable solutions in support of significant bandwidth requirements by placing data from different sources together on an optical fiber, with each signal carried at the same time on its own separate light wavelength.

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Many Frontier customers run mission-critical applications in the company's SAS 70 Secure Cyber Center in Rochester, New York. This 10,000 square foot, state-of-the-art facility offers premier data center security and storage applications, a self-healing SONET network, scalable Internet connectivity through Frontier's core network infrastructure, and redundant IP backbone.  A tour of the center is available at http://www.frontier.com/cybercenter/tour/flash_content/index.html

"Frontier offers its Commercial customers a robust end-to-end network, equipment and management platform for mission-critical applications, communications and services," said Hayes. "We offer high-touch customer support and dedicated account managers who know how to design custom solutions to meet our customers' desktop, IT and communication needs."

About Frontier Communications

Frontier Communications Corporation (NYSE: FTR) offers broadband, video and phone services in 24 states with approximately 5,400 employees.  Upon completion of its transaction with Verizon, Frontier will become the largest provider of communications services to rural America, serving more than 4.0 million customers in 27 states with more than 14,000 employees. More information is available at www.frontier.com and www.frontier.com/ir.

Additional Information and Where to Find It

This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier's stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.

Forward-Looking Language

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of  1995.  These statements are made on the basis of management's views and assumptions regarding future events and business performance.  Words such as "believe," "anticipate," "expect" and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to:  Our ability to complete the acquisition of access lines from Verizon; continuing effectiveness of all regulatory approvals for the Verizon transaction and any adverse conditions contained in required regulatory approvals for the transaction; for two years after the merger, we may be limited in the amount of capital stock that we can issue to make acquisitions or to raise additional capital; our indemnity obligation to Verizon may discourage, delay or prevent a third party from acquiring control of us during the two year period following the merger in a transaction that our stockholders might consider favorable; the ability to successfully integrate the Verizon operations into Frontier's existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to successfully migrate Verizon's West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines that cannot be offset by increases in High Speed Internet subscribers and sale of other products; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of changes in the availability of federal and state universal funding to us and our competitors; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP), DOCSIS 3.0, 4G or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; continued reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can affect demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in difficulty in collection of revenues and loss of customers; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2010 and beyond; declines in the value of our pension plan assets, which could require us to make contributions to the pension plan in 2011 and beyond; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other natural disasters.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings.  We undertake no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statement, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

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